JACKSON WALKER L.L.P.

ATTORNEYS & COUNSELORS

Steven R. Jacobs
(210) 978-7727 (Direct Dial)
(210) 242-4640 (Direct Fax)
sjacobs@jw.com

November 15, 2007

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549-7010

Attention:	Jill Davis

John Cannarella

Jim Murphy

Donna Levy

Re:	Abraxas Petroleum Corporation

Item 4.02 Form 8-K

Filed November 13, 2007

File No. 1-16071

Ladies and Gentlemen:

We are writing on behalf of our client, Abraxas Petroleum Corporation, in response to the Staff’s comment letter dated November 15, 2007. For purposes of convenience, we have repeated the Staff’s comments and set forth Abraxas Petroleum’s responses below the comment to which they relate:

Form 8-K Filed November 13, 2007

Staff Comment #1.    We note your disclosure that the SEC instructed you to revise the registration statement and the 2006 10-K to remove certain reserves from the proved category. Please revise your filing to remove your references to the SEC.

Response: In the Form 8-K/A Number 1 filed today, Abraxas has removed the references to the SEC.

Staff Comment #2.   Please revise your filing to clarify when and how you determined certain of your previously issued financial statements could no longer be relied upon. In doing so, please indicate when the related reserves were initially classified as proved.

112 East Pecan Street, Suite 2400 • San Antonio, Texas 78205 • (210) 978-7700 • fax (210) 978-7790

United States Securities

and Exchange Commission

November 15, 2007

Response: As set forth in the Form 8-K/A filed today, (i) the Audit Committee of Abraxas made its determination on November 12, 2007 and (ii) the reserves were first included in 2001.

Staff Comment #3.     Indicate why it was reasonably certain that the reserves were recoverable at the time they were initially classified as proved and indicate the events that led you to ultimately conclude otherwise for the periods ended December 31, 2004, 2005 and 2006.

Response: An explanation of why the recoverability of the reserves was initially reasonably certain and the events that led to a different conclusion are set forth in the Form 8-K/A filed today.

Staff Comment #4.    We note your disclosure that you scheduled re-completions of wellbores that are currently producing in commercial quantities form a shallower formation. Please revise your filing to clarify, if true, that your wellbores are not currently at a depth that will allow production of the reserves that were removed from the proved category and provide an estimate of the costs to deepen your existing wellbores.

Response: In response to the Staff’s comment, the following sentence has been included in the fifth paragraph of Item 4.02 of the Form 8-K/A filed today:

“The deepening projects require significant capital expenditures as the wells are currently not drilled to a depth that would allow production from the deeper formation which, at December 31, 2006, was estimated to be approximately $10.0 million.”

Staff Comment #5.     Please clarify whether you reconsidered the adequacy of your previous disclosures regarding internal controls and disclosure controls and procedures in light of the errors disclosed.

Response: A clarification that Abraxas’ certifying officers have reconsidered the adequacy of previous disclosure regarding internal controls and disclosure controls and procedures has been included in the Form 8-K/A filed today in response to the Staff’s comment.

* * * * * *

Abraxas Petroleum has acknowledged to us, and has authorized us to communicate to the Staff and Abraxas Petroleum’s acknowledgement, that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

United States Securities

and Exchange Commission

November 15, 2007

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (210) 978-7727 or Chris Williford, Abraxas Petroleum’s CFO, at (210) 757-9860, should you have any questions or wish to request additional information regarding this matter.

Very truly yours,

/s/Steven R. Jacobs

Steven R. Jacobs

SRJ:mdw

cc:	Chris E. Williford